1-14852

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

8/1/02 P.E.I

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August, 2002

GRUMA, S.A. de C.V. (GRUMA, INC.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

SIGNATURE

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.
(Registrant)

Date: August 29, 2002

By:________________________
Raúl Cavazos Morales
Chief Financial Officer

TABLE OF CONTENTS

ITEM 1
PRESS RELEASE, DATED AUGUST 28, 2002
(SPANISH VERSION)

Contactos:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

Monterrey, N.L., México, 28 de agosto de 2002

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

GRUMA NOMBRA DIRECTOR GENERAL PARA GRUMA CORPORATION

El Presidente del Consejo de Administración de GRUMA, S.A. de C.V. (GRUMA), Roberto González Barrera, presentó al Sr. Jairo Senise como director general ejecutivo de Gruma Corporation, su subsidiaria en Estados Unidos y Europa. La incorporación del Sr. Senise al Grupo responde a una clara estrategia para GRUMA en el sentido de ampliar sus operaciones en Europa y Asia.

El Sr. Senise se une a la empresa después de seis años de laborar en Pillsbury / General Mills, donde durante los últimos tres años se desempeñó como vicepresidente regional y director de operaciones de esa compañía para Europa y Euroasia, con sede en el Reino Unido. Anteriormente encabezó el negocio de Pillsbury para América Latina y Sudáfrica. Es de mencionarse que Jairo Senise ha sido el responsable de importantes asignaciones internacionales en compañías como: Colgate-Palmolive Company, S.C., Johnson Company y CPC International (Best Foods).

El nuevo director general ejecutivo de Gruma Corporation inició su destacada carrera profesional como gerente de un banco en Sao Paulo, Brasil, luego de concluir sus estudios de licenciatura en contabilidad; además es abogado y cuenta con un postgrado en administración de empresas.

Fundada en 1949, GRUMA S.A. de C.V. ("GRUMA") es el productor más grande de harina de maíz y tortillas en el mundo. GRUMA se dedica principalmente a la producción, comercialización, distribución y venta de harina de maíz, tortilla empacada y harina de trigo. Con marcas líderes en la mayoría de sus mercados, GRUMA opera principalmente a través de las siguientes subsidiarias: Grupo Industrial Maseca, S.A. de C.V. (GIMSA), subsidiaria productora de harina de maíz en México la cual es 83% propiedad de GRUMA; Gruma Corporation, subsidiaria que produce harina de maíz y tortilla en los Estados Unidos y Europa, la cual es 100% propiedad de GRUMA; Gruma Centro América, subsidiaria productora de harina de maíz basada en Costa Rica, la cual es 100% propiedad de GRUMA; Molinera de México, subsidiaria productora de harina de trigo en México, la cual es 60% propiedad de GRUMA; Productos y Distribuidora Azteca, S.A. de C.V. ("PRODISA"), subsidiaria productora de tortilla empacada con operaciones en el norte de México, la cual es 100% propiedad de GRUMA. Adicionalmente, GRUMA tiene dos subsidiarias en Venezuela, MONACA y DEMASECA, las cuales, en conjunto, son la segunda mayor productora de harina de maíz y de harina de trigo en Venezuela. GRUMA tiene sus oficinas corporativas en Monterrey, México, y cuenta con más de 15,000 empleados y 72 plantas. En el 2001, GRUMA tuvo ventas netas por US$1,900 millones. Para más información, visite www.gruma.com.

ITEM 2

PRESS RELEASE, DATED AUGUST 28, 2002

(ENGLISH VERSION)

Contacts:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

Monterrey, N.L., México, August 28, 2002

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

GRUMA APPOINTS PRESIDENT AND CHIEF EXECUTIVE OFFICER FOR GRUMA CORPORATION

The Chairman of the Board of Directors of GRUMA, S.A. de C.V. (GRUMA), Mr. Roberto González Barrera, announced today that Mr. Jairo Senise has been appointed the president and chief executive officer of Gruma Corporation, GRUMA's U.S. and European subsidiary. This appointment is in response to a clear strategy oriented toward expanding GRUMA's operations in Europe and Asia.

Mr. Senise joins Gruma Corporation following a six-year tenure with the Pillsbury Company / General Mills. For the past three years he was the regional vice president and managing director for that company's operations in Europe and Eurasia, headquartered in the United Kingdom. Prior to that, Mr. Senise lead Pillsbury's operations in Latin America and South Africa. Mr. Senise has also performed important management assignments for companies such as Colgate-Palmolive Company, S.C. Johnson Company and CPC International (Best Foods).

Gruma Corporation's new president and chief executive officer began his successful career as a branch manager for a bank in Sao Paulo, Brazil, after graduating with a degree in accounting. He also holds a degree in law, and a postgraduate degree in business administration.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Grupo Industrial Maseca, S.A. de C.V. ("GIMSA"), the company's 83%-owned corn flour subsidiary in Mexico; Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Gruma Centro América, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; Molinera de México, GRUMA's 60%-owned wheat flour subsidiary in Mexico; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also owns two subsidiaries in Venezuela, MONACA and DEMASECA, and is Venezuela's second-largest corn flour and wheat flour producer. Headquartered in Monterrey, Mexico, GRUMA has over 15,000 employees and 72 plants and, in 2001, had net sales of US$1.9 billion. For more information, visit www.gruma.com.